Capstone Companies, Inc.
350 Jim Moran Boulevard, Suite 120, Deerfield Beach, Florida 33442
Telephone: (954) 570-8889, extension 313

December 29, 2017

VIA EDGAR TRANSMISSION
CORRESPONDENCE – CONFIDENTIAL

Joshua Shainess, Attorney Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

    RE:   Request for an Extension of Time to Respond
 Capstone Companies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 27, 2017
Form 10-Q for Quarterly Period Ended September 30, 2017
Filed November 14, 2017
File Number 000-28831

Dear Mr. Joshua Shainess:

Capstone Companies, Inc. hereby requests an extension of time to respond to the Commission's Comment Letter, dated 22 December 2017 and regarding the above filings, to close of business on Friday, January 12, 2018.  The reasons for this extension request are: (1)  Company offices are closed from December 24, 2017 through January 2, 2018; (2) senior officers are on holiday vacation until January 2, 2018; and (3) key members of the company's public auditors are not available until after January 2, 2018.

Please contact our outside legal counsel, Paul W. Richter, PW Richter plc, 3901 Dominion Townes Circle, Richmond, Virginia 23223, Telephone (703) 725-7299, email: prsec@comcast.net, with any response to or questions about this letter.  Mr. Richter is working and available for the remainder of December 2017 and on New Year's Day and January 2, 2018.

We appreciate your consideration of this request.

Sincerely,

/s/ James McClinton
James McClinton, Chief Financial Officer